

CYBIRD HOLDINGS JASDAQ

October 2, 2006

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Tomotaka Takada
Executive Vice President
81-3-5785-6110

Notice of Changes in Major Shareholders

Tokyo, Japan, October 2, 2006 --- CYBIRD Holdings Co., Ltd. announced a change in its major shareholders. Details are as follows.

1. Background to Change

Based on a resolution passed by at the general shareholders meeting in June 2006, the Company made JIMOS CO., LTD., a wholly owned subsidiary on October 1, 2006 through an exchange of shares. Because of the share exchange, there was a change in the composition of shareholders of the Company, which also resulted in a change in the major shareholders.

On October 1, the Company changed its corporate name to CYBIRD Holdings Co., Ltd. Moreover, in a corporate split effective October 2, the Company spun off it current operations into a newly established company (CYBIRD Co., Ltd.). Consequently, the Company is now a holding company for the newly established CYBIRD Co., Ltd., and JIMOS CO., LTD., which have become wholly owned subsidiaries of CYBIRD Holdings.

2. Major Shareholders

(1) Person becoming the new top shareholder

Name	Fujio Komura (Company Chairman)
Address	Minato-ku, Tokyo

(2) Person and Company that will no longer be the top shareholders

a.

Name	Kazutomo Robert Hori (Company Director and Group CEO)
Address	Minato-ku, Tokyo

b.

Name	RECRUIT Co., Ltd.
Head office address	8−4−17 Ginza, Chuo-ku, Tokyo
Representative	Hitoshi Kashiwaki, President and CEO
Main businesses	Information, advertising, and publishing businesses

3. Voting Right Ownership (Share Ownership) Composition and Total Voting Rights (Issued and Outstanding Shares) Before and After the Changes

(1) Person newly becoming a major shareholder and the top shareholder

Fujio Komura

	Voting Right Ownership (Shares held)	Percentage of Total Voting Rights	Rank
Before	0 rights (0 shares)	- %	-
After	32,303 votes (32,303 shares)	11.18%	1st

(2) Person and Company that will no longer be major shareholders

a. Kazutomo Robert Hori

	Voting Right Ownership (Shares held)	Percentage of Total Voting Rights	Rank
Before	26,854 rights (26,854 shares)	11.63%	1st
After	26,854 rights (26,854 shares)	9.29%	2nd

b. RECRUIT Co., Ltd.

	Voting Right Ownership (Shares held)	Percentage of Total Voting Rights	Rank
Before	25,300 rights (25,300 shares)	10.96%	2nd
After	25,300 rights (25,300 shares)	8.75%	3rd

※ Number of non-voting shares deduced from issued and outstanding shares: 43 shares

Note 1. The percentage of total voting rights before the changes was determined based on the total voting rights (230,729 rights) at March 31, 2006. This number comprised the number of issued and outstanding shares (230,767 shares) at the same date less the number of non-voting shares (38 shares).

Note 2. Voting rights ownership (Shares held), percentage of total voting rights, and rank after the changes were calculated using the predicted figures in the case of the share exchange, which were based on the stock of the Company at March 31, 2006, and the stock of JIMOS CO., LTD., at June 30, 2006. The calculation of those predicted figures took into account the non-voting shares (5 shares) of JIMOS at June 30, 2006.

4. Date of Changes

October 1, 2006

5. Perspective

The Company and JIMOS decided to integrate integrating their businesses on an equal basis through a holding company structure with the goal of further expanding and diversifying their businesses and increasing earning capabilities. The change in major shareholders resulted from the share exchange that made JIMOS a wholly owned subsidiary of the Company at the time of the business integration. In future, as the Group holding company, the newly established company (corporate name: CYBIRD Co., Ltd.)

succeeding to the Company's current businesses as a result of a corporate split and JIMOS will be wholly owned subsidiaries of the Company.

【Reference 1】

Total Voting Rights, Issued and Outstanding Shares, and Paid-in Capital at Date of Changes (October 1, 2006)

Total voting rights:	288,848 rights
Issued and outstanding shares:	288,891shares
Paid in capital:	¥5,503 million

Note 1. The number of issued and outstanding shares as of the date of changes was calculated by adding the new shares issued by the Company in accordance with the share exchange to the issued and outstanding shares (230,767 shares) of the Company at March 31, 2006. The number of new shares issued by the Company was determined based on JIMOS's stock figures at June 30, 2006.

Note 2. The figure for total voting rights takes into account 43 non-voting shares, comprised of the non-voting shares (38 shares) of the Company at March 31, 2006 and the non-voting shares (5 shares) of JIMOS at June 30, 2006.

Note 3. Since the total value of the newly issued shares under the share exchange was booked to legal capital surplus, there will be no increase in paid-in capital. The paid-in capital figure is the figure at June 30, 2006.

【Reference2】

A "major shareholder" is defined by Article 163, Paragraph 1 of the Securities and Exchange Law as "a shareholder who holds 10% or more of the total voting rights."

October 2, 2006

CYBIRD Holdings Co., Ltd.
(Security Code: 4823, JASDAQ)
Representative: Fujio Komura
Chairman
Contact: Tomotaka Takada
Executive Vice President
81-3-5785-6110

Notice of Changes in Organization and Personnel

Tokyo, Japan, October 2, 2006 --- CYBIRD Holdings Co., Ltd. announced changes in organization and personnel. Details are as follows.

1. Background to Changes in Organization and Personnel

Based on a resolution passed by at the general shareholders meeting in June 2006, the Company made JIMOS CO., LTD., a wholly owned subsidiary on October 1, 2006 through an exchange of shares, and on the same day changed its corporate name to CYBIRD Holdings Co., Ltd.

Effective October 2, 2006, the Company also spun off its current operations into a newly established company (CYBIRD Co., Ltd.) through a corporate split. Consequently, the Company is now a holding company for the newly established CYBIRD Co., Ltd., and JIMOS CO., LTD., which have become wholly owned subsidiaries of CYBIRD Holdings.

As a result of this process, the Group has converted to a holding company structure and made changes to its organization and management.

Outlines of the share exchange and corporate split mentioned in the above background were previously reported in the Company's and JIMOS's "Notice Regarding Conclusion of Share Agreement " announced on May 15, 2006 and the Company's "Notice Regarding the Spin Off of CYBIRD's Operations Due to Corporate Split" announced the same day.

2. New Organization Chart of CYBIRD Group


(Holding Company)
CYBIRD Holdings Co., Ltd.
(Consolidated subsidiaries)
Domestic Mobile Business
CYBIRD Co., Ltd.
Commerce Business
JIMOS CO., LTD.
Overseas Business
CYB INVESTMENT INC.
Investment Business
CYBIRD Investment Partners Inc.
PLUS MOBILE COMMUNICATIONS Co., Ltd.
CYBIRD Mobilecasting Inc.
AXISSOFT Corporation
GiGAFLOPS Japan Inc.
Doctor's Bio Laboratory Co., Ltd.
Outlet Plaza Co., Ltd.
Commerce 21 Corporation
Airborne Entertainment Inc.
(Affiliate)
DMOVE Co., Ltd.

3. New Organization Chart and Members of the Board of Holding Company and mainstream subsidiaries

(1) CYBIRD Holdings Co., Ltd.

i. Organization Chart of CYBIRD Holdings Co., Ltd. (As of October 1, 2006)


Board of Directors
Chairman
Group CEO
Corporate Strategy Division
HR Division
Corporate Finance Division
Legal & Corporate Affairs Division
Public Relations Department
International Business Division
Office of Chairman
Office of Auditor
Office of President

ii. Members of Directors and Operating Officers (As of October 1, 2006)

New Title	Name	Old Title
Chairman	Fujio Komura	President of JIMOS CO., LTD.
Director and Group CEO	Kazutomo Robert Hori	Chairman and CEO of CYBIRD Co., Ltd.
Director and Executive Vice President Executive Vice President and CSO of CYBIRD Co., Ltd.	Kenichiro Nakajima	Executive Vice President and CSO of CYBIRD Co., Ltd.
Director and Executive Vice President Head of Commerce Business, President of JIMOS CO., LTD.	Yohei Hosoda	Director and Vice President of JIMOS CO., LTD. General Manager of Corporate Planning Office In charge of Investor Relations
Outside Director Corporate Vice President of RECRUIT Co., Ltd.	Shogo Ikeuchi	Outside Director of CYBIRD Co., Ltd. Corporate Vice President of RECRUIT Co., Ltd.
Outside Director Director of Booz Allen Hamilton (Japan) Inc.	Hiroyuki Sawada	Outside Director of CYBIRD Co., Ltd. Director of Booz Allen Hamilton (Japan) Inc.
Outside Director Director of ITOCHU Corporation	Mitsuhiro Kitabatake	Director of ITOCHU Corporation
Executive Vice President Head of Domestic Mobile Business, President of CYBIRD Co., Ltd.	Toshiaki Kawata	President of CYBIRD Co., Ltd.
Executive Vice President Head of Overseas Business, President of CYB INVESTMENT INC.	Yosuke Iwai	Executive Vice President of CYBIRD Co., Ltd. General Manager of Overseas Business Department, President of CYB INVESTMENT INC.
Executive Vice President Head of Investment Business, Head of Corporate Strategy Division, In charge of Investor Relations	Tomosada Yoshikawa	Executive Vice President of CYBIRD Co., Ltd. General Manager of Corporate Strategy and Corporate Finance Division In charge of disclosures and Investor Relations
Executive Vice President Head of Administrative Headquarters, Head of Human Resources Division	Shinichiro Yamashita	Executive Vice President of CYBIRD Co., Ltd. General Manager of Legal&Corporate Affairs Division
Executive Vice President Head of Financial Division In charge of disclosures	Tomotaka Takada	Director of JIMOS CO., LTD. General Manager of Administrative Division and Quality Assurance Division In charge of disclosures
Executive Vice President Head of Publicity	Yasuharu Kishitani	Director of JIMOS CO., LTD. General Manager of Office of President
Standing Corporate Auditor	Jun Utsumi	Standing Corporate Auditor of CYBIRD Co., Ltd.
Corporate Auditor	Yusuke Nishimura	Standing Corporate Auditor of JIMOS CO., LTD.
Corporate Auditor	Masahisa Takeyama	Corporate Auditor of CYBIRD Co., Ltd.
Corporate Auditor	Takeshi Sato	Corporate Auditor of JIMOS CO., LTD.

(2) CYBIRD Co., Ltd.

i. Organization Chart of CYBIRD Co., Ltd. (As of October 2, 2006)


President
Mobile Strategy Division
Contents Business Division
Business Development Division
Technology Division
Platform Development Division
Strategic Contents Department
Corporate Planning Division
Planning & Administration Division
Strategic Technology Planning Department
Marketing Department
Customer Support Department

ii. Members of Directors and Operating Officers (As of October 2, 2006)

New Title	Name	Old Title
President	Toshiaki Kawata	President of CYBIRD Co., Ltd.
Director	Tomosada Yoshikawa	Executive Vice President of CYBIRD Co., Ltd. General Manager of Corporate Strategy and Corporate Finance Division In charge of disclosures and Investor Relations
Director	Tomotaka Takada	Director of JIMOS CO., LTD. General Manager of Administrative Division and Quality Assurance Division In charge of disclosures
Executive Vice President and CSO of CYBIRD Co., Ltd. *1 Head of Business Development Division	Kenichiro Nakajima	Executive Vice President and CSO of CYBIRD Co., Ltd.
Vice President and CTO *2 Head of Technology Division	Mikio Inari	
Vice President President of PLUS MOBILE COMMUNICATIONS Co., Ltd.	Tomoya Takeda	Director of JIMOS CO., LTD.
Vice President Head of Marketing, Strategic Technology Planning and Customer Support Department	Takuo Tanimoto	Vice President of CYBIRD Co., Ltd. Genral Manager of Mobile Strategy Division Strategic Content Department and Music Business Development Department
Vice President Head of Content Business Division	Nobuyuki Ochiai	Vice President of CYBIRD Co., Ltd.

and Strategic Contents Department		Head of Technology Division
Vice President Head of Mobile Strategy Division	Kenji Kitazawa	General Manager of Mobile Strategy Division of CYBIRD Co., Ltd.
Vice President Head of Platform Development Division	Shunji Uchida	General Manager of Platform Development Division of CYBIRD Co., Ltd.
Vice President Head of Planning & Administration Division	Takayuki Miwa	Business Management Department of CYBIRD Co., Ltd.
Vice President Deputy General Manager of Business Development Division President of CYBIRD Mobilecasting Inc.	Hideki Miura	Senior Manager of Business Development Division BI and GM Department of CYBIRD Co., Ltd.
Corporate Auditor	Jun Utsumi	Standing Corporate Auditor of CYBIRD Co., Ltd.

*1 CSO (Chief Strategic Officer)
*2 CTO (Chief Technology Officer)

(3) JIMOS CO., LTD.

i. Organization Chart of JIMOS CO., LTD. (As of October 1, 2006)


Reductness Marketing Division
Life Marketing Division
Direct Marketing Solution Division
Mobile Commerce Business Development Division
Strategic Solution Division
Concierge Shopping Business Development Division
President
Media Division
Contact Center Division
Fulfillment Division
Information System Division
Corporate Planning Office
Quality Assurance Division
Fukuoka Administrative Office
Tokyo Administrative Office

iii. Members of Directors and Operating Officers (As of September 28, 2006)

New Title	Name	Old Title
President and Representative Director	Yohei Hosoda	Director and Vice President of JIMOS CO., LTD. General Manager of Corporate Planning Office In charge of Investor Relations
Director	Tomosada Yoshikawa	Executive Vice President of CYBIRD Co., Ltd. General Manager of Corporate Strategy and Corporate Finance Division In charge of disclosures
Director	Tomotaka Takada	Director of JIMOS CO., LTD. General Manager of Administrative Division and Quality Assurance Division In charge of disclosures
Chief Marketing Officer Take Charge of Direct Marketing Business and Life Marketing Division and Media division	Nanae Hayashida	Director of JIMOS CO., LTD. General Manager of Direct Marketing Solution Division
Chief Strategic Officer Take Charge of Concierge Shopping Business Development Division and Contact Center Division	Toshihiko Hagiwara	Director of JIMOS CO., LTD. General Manager of Concierge Shopping Business Development Division
Chief Information Officer Take Charge of Fulfillment Division, Information System Division, Information Technology promotion Office and Corporate Service	Kenichi Yamanaka	Executive Manager of Fulfillment Division, Information System and Information Technology Promotion Office of JIMOS CO., LTD.
Vice President President and Representative Director of Outlet Plaza Co., Ltd	Hiroaki Miyoshi	Executive Manager of JIMOS CO., LTD. President and Representative Director of Outlet Plaza Co., Ltd
Vice President Take Charge of Reductness Marketing Division	Hiroshi Yaegashi	Executive Manager of Reductness Marketing Division of JIMOS CO., LTD.
Standing Corporate Auditor	Yusuke Nishimura	Standing Corporate Auditor of JIMOS CO., LTD.
Corporate Auditor	Minoru Sakita	Corporate Auditor of JIMOS CO., LTD.
Corporate Auditor	Takeshi Satou	Corporate Auditor of JIMOS CO., LTD.

(4) CYB INVESTMENT INC.

Representative (As of October 1, 2006)

New Title	Name
President	Yosuke Iwai

(5) CYBIRD Investment Partners Inc.

Members of Board (As of October 1, 2006)

New Title	Name
President	Joji Ota
Director	Tomosada Yoshikawa
Director	Tomotaka Takada
Director	Hiroyuki Sawada
Corporate Auditor	Jun Utsumi

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